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2008 SECOND QUARTER REPORT

For the Six Months Ended June 30, 2008 (Unaudited)

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets		3
Consolidated Statements of Loss and Deficit		4
Consolidated Statements of Comprehensive Loss		4
Consolidated Statements of Cash Flows		5
Notes to Consolidated Financial Statements		6
1.	NATURE AND CONTINUANCE OF OPERATIONS
	AND CONTINGENCIES	6
2.	BASIS OF PRESENTATION	6
3.	CHANGES IN ACCOUNTING POLICIES	6
4.	PROPERTY, PLANT AND EQUIPMENT	7
5.	MINERAL PROPERTIES	7
6.	INVESTMENTS	8
7.	SHARE CAPITAL	9
8.	RELATED PARTY TRANSACTIONS	10
9.	SEGMENTED INFORMATION	10
10.	GENERAL AND ADMINISTRATIVE	11
11.	SALE OF SUBSIDIARY	11
12.	MANAGEMENT OF CAPITAL RISK	11
13.	MANAGEMENT OF FINANCIAL RISK	11
14.	SUBSEQUENT EVENT	12

SOUTHWESTERN RESOURCES CORP.

2008 SECOND QUARTER REPORT

For the Three and Six Months Ended June 30, 2008 (Unaudited)

MANAGEMENT’S DISCUSSION AND ANALYSIS

SOUTHWESTERN RESOURCES CORP.

SOUTHWESTERN RESOURCES CORP.

SOUTHWESTERN RESOURCES CORP. An Exploration Stage Company

Management’s Discussion and Analysis June 30, 2008 and 2007

Forward-looking Statements

All statements made in this Management's Discussion and Analysis (”MD&A”), other than statements of historical fact, are forward-looking statements. The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "will", "would", "should", "guidance", "potential", "continue", "project", "forecast", "confident", "prospects", and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licences, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Administrators. Reference should be made to the section entitled "Risk Factors" contained in the Annual Information Form of the Company dated March 17, 2008 for a detailed description of the risks and uncertainties relating to the business of the Company. These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

General

This MD&A, prepared as of August 5, 2008, is integral to and should be read in conjunction with Southwestern Resources Corp.’s (the “Company” or “Southwestern”) unaudited consolidated financial statements for the three and six months ended June 30, 2008 and the Company’s audited consolidated financial statements for the year ended December 31, 2007. The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. These documents, and additional information relating to the Company, are available for viewing at www.sedar.com. All dollar amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.

Southwestern is an exploration stage company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially those with the potential to host gold, silver and base metals, and is currently active in Peru and China. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario and trades on the Toronto Stock Exchange under the symbol "SWG".

The Company conducts its exploration independently as well as through joint venture agreements. The majority of the Company's joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. At times the Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn or maintain a controlling interest in a project owned by a third party.

In 2007, the Company and its former CEO, John Paterson, were named in class-action lawsuits in British Columbia, Ontario and Quebec, where the plaintiffs alleged that the Company and Paterson negligently or recklessly misrepresented drilling results and other data, and information relating to the Boka Project. The Company is vigorously defending itself against such claims. The unaudited interim consolidated financial statements as at June 30, 2008 do not include any provision for liability that may be necessary should the Company be unsuccessful in defending such claims, as the amount of the potential liability is not determinable as of the date of this MD&A. Also in 2007, the Company announced that it had commenced legal action in the Supreme Court of British Columbia against John Paterson, and certain affiliated companies, for, among other things, fraud, breach of fiduciary, statutory and contractual duties and insider trading. The Company is seeking to recover all damages and losses caused to the Company.

On May 16, 2008 the Company sold all of the shares of its indirect wholly owned subsidiary that held a 90% interest in the Boka Project.

Southwestern Resources Corp. 3

SOUTHWESTERN RESOURCES CORP. An Exploration Stage Company

Mineral Properties PERU LIAM PROJECT

The Liam Project is a 50/50 joint venture between Southwestern and Newmont Peru Limited (“Newmont”) and is comprised of 282,292 hectares of claims located in the Tertiary Volcanic Belt of south-central Peru, approximately 170 kilometres northwest of Arequipa. Since inception of the joint venture in 2003, the partners have identified and evaluated 38 exploration prospects in the project area, nine of which have been drilled by either Newmont or Southwestern. The prospects and projects include high-sulfidation, low-sulfidation vein, low-sulfidation disseminated, carbonate-replacement, mesothermal vein, skarn and porphyry hydrothermal systems. The most advanced and significant projects in Liam are the Crespo and Queshca silver-gold and gold high-sulfidation systems. An updated NI 43-101 report was filed on SEDAR on March 27, 2008. Additional exploration, including drilling to advance the high priority projects and to continue to explore this prospective area, is underway.

Descriptions of the more significant projects within the Liam Project area, and their respective stages of evaluation, are presented below.

Cerro Crespo/Cerro Queshca

Since 2003 both Southwestern and Newmont have completed 88 core holes (13,735 metres) of drilling on this high-sulfidation silver-gold project, the results of which indicate that Crespo ridge is strongly mineralized with gold and silver and is comprised of massive silica, vuggy silica and silica-alunite alteration phases, cross-cut by hydrothermal and magmatic breccias. The cross-cutting breccias commonly carry high-grade silver (commonly 300 to more than 1,000 grams per tonne). A preliminary analysis completed by Newmont suggests that a mineral inventory of gold and silver is present and potentially economic.

Queshca is located approximately one kilometre north of Cerro Crespo and is comprised of six zones of outcropping gold-silver mineralization with high grade gold (multiple-grams per tonne) associated with structures and late iron oxide fracture fillings. Drilling has shown the six zones to be possible remnants of an eroded larger high-sulfidation system. Potential to discover additional, modest-sized, mineralized bodies is present.

Southwestern and Newmont are continuing the process of determining the most beneficial manner to advance Cerro Crespo and Queshca.

Numa

Numa consists of a silver-lead-zinc replacement mineralization within a 2,500-metre long zone of limestone with multiple, near-vertical breccia and replacement horizons of varying continuity and width, in places up to 50 metres wide. Work completed during 2007 included collecting over 1,400 rock chip samples, geological mapping, geophysical surveying and drilling 18 core holes (3,097 metres). Results from sampling over the principal mineralized zone include 273 samples containing over 30 grams per tonne silver and 53 samples containing over 301 grams per tonne silver. The geophysical surveying suggests that the subsurface replacement bodies could extend for considerable depth (greater than 150 metres depth).

Thirteen of the 18 holes were drilled at the principal mineralized zone and the five other holes were drilled on three peripheral, skarn and carbonate-replacement, targets. The results from the 13 holes in the principal carbonate replacement mineralized zone are encouraging. Mineralized thicknesses at depth are similar to widths seen in outcrop. Continuity between drill holes is not clear due to wide drill-spacing (up to 500 metres) and “pinch and swell” geometries of the mineralized zones seen on surface. Numa remains an exciting exploration target within the Liam Project. Additional work is needed to determine the significance of the mineralization. Three dimensional modelling, detailed structural mapping and interpretation and geophysical surveyings are being considered for the next phase of drilling in the principal mineralized zone. Similarly, more field and interpretive work is underway to develop additional drill targets in the greater Numa area, as several other alteration zones identified in 2007 have not been tested.

Aluja

Aluja is a strongly developed high-sulfidation alteration system hosted within pervasively alunite-quartz altered volcanic rocks. The alteration area covers 2.0 by 1.5 kilometres and consists of variable silica types, including large areas of upper level, vapour-phase derived, granular silica which suggests preservation of a possible mineralized system at depth. Over 2,300 samples have been collected from outcrop. The highest grades (four samples with 4.0 to 54 grams per tonne gold) are from hydrothermal breccia bodies that cross-cut the granular silica zones, suggesting strong mineralization in the sub-surface.

Data review of the 2007 drilling program and additional fieldwork are being performed and the Company has not yet decided whether further drilling is warranted in the second half of 2008.

Huacullo

Huacullo is a low-sulfidation gold-silver vein system located 18 kilometres northwest of Crespo/Queshca. Multiple veins outcrop at Huacullo and are present over at least 800 metres of strike-length. The initial 2006 drilling by Newmont returned positive results, including 2.30 metres at 11.50 grams

4 Southwestern Resources Corp.

SOUTHWESTERN RESOURCES CORP. An Exploration Stage Company

per tonne gold and 91.50 grams per tonne silver. Results from the five-hole (922 metres) second drill phase at Huacullo were not as positive as expected.

Additional field evaluation at Huacullo is planned to test the size potential of the higher grade veins and possible shoots as well as to test for the other veins in the area.

PACAPAUSA PROJECT

Pacapausa is a 50/50 joint venture between the Company and Minera Suyamarca S.A.C. (“Suyamarca”). The project comprises 7,933 hectares of exploration concessions located between the Selene silver mine to the north, and the new Pallancata high-grade silver vein project being advanced to production to the south, both by Hochschild Mining PLC. Additional work is planned, including a drilling program of 2,000 metres, to fully explore the concessions later in 2008.

MILLO-AZUCAR PROJECT

The Millo-Azucar project is comprised of both a high sulfidation alteration system and several low-sulfidation vein systems, located 20 kilometres to the northwest of the Crespo and Queshca projects of the Liam Project. Millo-Azucar is a joint venture with Yamana Gold Inc. (“Yamana”), whereby Yamana is earning a 70% interest in the project by funding all exploration costs through the completion of a pre-feasibility study.

Results from both phases of drilling at the Espanola low-sulfidation vein system during 2006 and 2007 are very encouraging. Drilling to date at Espanola is within an area of 700 metres by 300 metres and was designed to test several distinct veins that partly form the Espanola vein system. The Espanola vein system has been shown to extend for at least 3.5 kilometres in strike-length and at least three additional, sub-parallel veins have also been identified. Mapping, sampling and additional drill target generation on the newly identified veins have continued through the early months of 2008.

Yamana will begin a third phase of drilling to test the greater strike-length of the Espanola vein set and other associated, newly identified veins in the second half of 2008. As well, during that time, first phase drilling is planned on the Azucar vein system.

ANTAY PROJECT

The 100% owned 31,100 hectare Antay copper-molybdenum-gold porphyry project is situated within the Tintaya-Bambas Copper Gold Belt and is accessible by road from Cuzco, 150 kilometres to the northeast. The Company has obtained a community access agreement and began a systematic exploration program at Antay in the second quarter of 2008, including mapping, sampling and geophysics. The Company expects to begin its first phase drill program late in the third quarter of 2008.

CRISTO DE LOS ANDES PROJECT

This project is comprised of 6,400 hectares and is located 225 kilometres to the southwest of Cuzco, Peru. In April 2008, a Letter of Intent was signed with Minera Antares Peru S.A.C. (“Antares”) which subject to the completion of a framework agreement, will entitle Antares to explore the property, whereby if Antares completes, among other obligations, 12,000 metres of drilling (including 3,000 metres in the first year) and pays the Company U.S. $1,050,000 (including U.S. $50,000 upon signing) over a three year period, Antares will earn a 51% interest in the property. Antares may then earn a total of 60% of the project after completing a bankable feasibility study within five years of signing a framework agreement. The Company’s Peruvian subsidiary, Minera del Suroeste S.A.C., will also be granted a production royalty of U.S. $0.005 per pound from Antares’ share of all copper production over five hundred million pounds of copper. The Letter of Intent comprises the main terms and conditions to be included in a framework agreement, to be prepared and executed by the parties. Antares has advised that they plan to conduct its initial drill program in the third quarter of 2008.

ALPACOCHA PROJECT

This 100% project is comprised of 23,300 hectares and consists of three potentially significant copper and copper-gold skarn systems. The Company completed extensive field work on the project in 2007 and 2008, and has defined drill targets. Drilling is planned for the third quarter of 2008.

PALPACACHI PROJECT

The properties comprising the Palpacachi project were staked in late 2007 and early 2008. This copper skarn/porphyry project is comprised of 10,200 hectares in southern Peru. Early work has been encouraging with more detailed exploration underway with the objective of determining the potential of the project, and if appropriate, defining a drill program to test it. Any such drilling would be carried out later in 2008, if possible.

NEW GENERATIVE EXPLORATION

Southwestern is continuing to aggressively explore and acquire new projects in Peru. Target types include porphyry and skarns, replacement systems, high and low sulfidation epithermal systems and mesothermal veins. During the first half of 2008, the Company staked 85,400 hectares of concessions in southern Peru.

Southwestern Resources Corp. 5

SOUTHWESTERN RESOURCES CORP. An Exploration Stage Company

In July 2008, the Company completed an agreement whereby it sold fifteen gold and base metal mineral exploration properties covering a total of 135,369 hectares in Peru to Maxy Gold Corp. (“Maxy”). Under the terms of the agreement, Maxy issued one million common shares for a total value of $210,000 to Southwestern and paid $200,000 in cash, of which approximately $160,000 was paid directly by Maxy to the Peruvian government on behalf of the Company for annual mineral concession fees. In June 2008, the carrying value of these properties was reduced from approximately $900,000 to approximately $250,000 to reflect their net realizable value. Southwestern retains a 2% net smelter royalty payable on any commercial production from two of the properties sold (Chocos and Condoroma). With the receipt of the shares, Southwestern’s holdings of Maxy increased to 3,909,600 common shares, or 11.3% of Maxy’s issued capital. This sale allows Southwestern to focus on its core properties while providing upside potential through its shareholdings in Maxy.

CHINA

BOKA PROJECT

On May 16, 2008, the Company sold all of the shares of its wholly owned subsidiary that held a 90% interest in the Boka Project to Hong Kong East China Non-Ferrous International Mineral Development Co., Limited. In consideration for shares, the Company received net proceeds of approximately U.S. $9.4 million and a 2.7% net smelter return royalty on gold production in excess of 6.5 tonnes. As a result of the challenges surrounding the project, the pending litigation and the Company’s current capital resources, the Company felt that it could not adequately explore and develop both Boka and its Peruvian properties. The Company believes that focusing its exploration and development work on its Peruvian properties will provide the best opportunity to enhance shareholder value. In December 2007, the Company had written down the carrying value of the project to $10.0 million to reflect what management considered to be a reasonable estimate of the fair value of the project at the time. During the six month period ended June 30, 2008, all exploration expenditures relating to the Boka Project were expensed to general exploration.

Results of Operations

The Company's consolidated net loss for the three and six month periods ended June 30, 2008 was $5.8 million or $0.13 loss per share and $9.5 million or $0.21 loss per share, respectively. This is compared to net losses of $4.0 million or $0.09 loss per share and $5.1 million or $0.11 loss per share during the same periods in 2007. The increase in the current three-month period net loss was mainly due to the $1.0 million loss on the sale of a subsidiary company that held a 90% interest in the Boka Project. This loss, along with a $3.3 million gain realized on the sale of common shares of Lake Shore Gold Corp. ("Lake Shore") in 2007 are the primary reasons for the increased loss during the six month period in 2008 when compared to the same period in 2007.

The Company allocates stock-based compensation expense in the Consolidated Statements of Loss and Deficit to (i) salaries and benefits to employees, (ii) consulting fees, and (iii) general exploration for individuals involved in exploration work. The allocation for the three and six month periods ended June 30, 2008 and 2007 were as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
(in thousands)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
OFFICE SALARIES	$80	$297	$179	$767
CONSULTING FEES	41	477	90	1,183
GENERAL EXPLORATION	49	351	146	1,592
ZINCORE METALS INC.	-	-	-	336
TOTAL	$170	$1,125	$415	$3,878

The stock-based compensation value was determined using the Black-Scholes option pricing model. For the six month periods ending June 30, 2008 and 2007, a weighted-average grant-date fair value of $0.26 (June 30, 2007 - $3.37) for each option grant was estimated using the following weighted-average assumptions: no dividends are to be paid; volatility of 70% (June 30, 2007 – 53%); risk free interest rate of 3.0% (June 30, 2007 –4.0%); and expected life of 3.5 years (June 30, 2007 – 3.4 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

General and administrative expenses for the three and six month periods ended June 30, 2008 were lower when compared to the same periods in 2007. This is a result of significantly lower stock – based compensation (see table above) which was partially offset by higher legal and consulting costs relating to the litigation the Company is involved in as well as retention bonus payments.

Foreign exchange gains and losses result primarily from the translation of U.S. dollar denominated monetary assets to Canadian dollars. The Company maintains sufficient U.S. dollar reserves to fund foreign exploration expenditures over the short term. The Company recorded a small loss of $69,000 on foreign exchange for the three month period ended June 30, 2008 and a small gain of $99,000 for the six month period then ended. This is compared to significant losses of $1.1 million and $1.2 million during the same periods in 2007, respectively. The losses in 2007 were the result of

6 Southwestern Resources Corp.

SOUTHWESTERN RESOURCES CORP. An Exploration Stage Company

higher U.S. dollar balances and the significant depreciation in the U.S. dollar during that period. In 2008, the Company held fewer U.S. dollars and the currency values have been fairly stable during the year.

General exploration expense relates to expenditures of a generative nature, costs of maintaining the Company's foreign exploration offices and stock-based compensation for consultants and employees performing exploration work. Total expenses have been consistent over the three and six month periods ending on June 30, 2008 and 2007. There has been a large increase in generative and reconnaissance expenditures in Peru as the Company has increased its land holdings by 85,400 hectares in 2008. These increased costs, as well as the costs associated with the Boka project in 2008, have been offset by much lower stock-based compensation.

Interest and other income is comprised of interest revenue and management fees charged to affiliated companies and was lower during the three and six month periods ended June 30, 2008 due to lower average cash balances.

On May 16, 2008, the Company sold all of the shares of its wholly owned subsidiary which held a 90% interest in the Boka Project, to Hong Kong East China Non-Ferrous International Mineral Development Co., Limited. In consideration for the shares, the Company received net proceeds of approximately U.S. $9.4 million and a 2.7% net smelter return royalty on gold production in excess of 6.5 tonnes. As a result of this transaction, the Company recorded a net loss of $1,032,000.

During the six month period ended June 30, 2008, the Company sold 4,089,378 shares of its investment in Northern Superior Resources Inc. (formerly Superior Diamonds Inc.) (“Northern Superior”) for proceeds of $1.2 million and recorded a loss of $230,000. During the same period in 2007, the Company sold 2,000,000 shares of its investment in Lake Shore, and 500,000 shares of its investment in Zincore Metals Inc. (“Zincore”) which resulted in gains totalling $3.6 million.

Equity in operations of affiliated companies in 2008 represents the Company's share of net losses for the reporting period of Zincore. The Company began accounting for its investment in Zincore using the equity method on April 1, 2007. The accounts of Zincore had been consolidated with those of the Company until that point. Non-controlling interest of $434,000 represents the minority share of net losses of Zincore for the three months ended March 31, 2007. As well, during the previous year, the Company accounted for its investment in Northern Superior using the equity method until July 1. During the six month period ended June 30, 2008, the Company wrote-off costs relating to various non-core projects in Peru totaling $991,000 of which approximately $650,000 related to the write-down of certain non-core Peruvian projects sold to Maxy in July 2008 to reflect their net realizable value (See “New Generative Exploration” above). During the same period in 2007, expenditures totaling $153,000 were written-off relating to various non-core projects in Peru.

Quarterly Financial Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements.

Summary of Quarterly Financial Information

FISCAL QUARTER ENDED	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
(in thousands, except per share amounts)	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007
INTEREST AND OTHER INCOME	$179	$214	$288	$368
NET LOSS	$(5,787)	$(3,750)	$(38,421)	$(5,514)
LOSS PER SHARE*- BASIC AND DILUTED	$(0.13)	$(0.08)	$(0.86)	$(0.12)

FISCAL QUARTER ENDED	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
(in thousands, except per share amounts)	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
INTEREST AND OTHER INCOME	$429	$636	$677	$537
NET (LOSS) EARNINGS	$(3,990)	$(1,063)	$6,424	$(1,369)
(LOSS) EARNINGS PER SHARE*- BASIC AND DILUTED	$(0.09)	$(0.02)	$0.14	$(0.03)
* (Loss) earnings per share is calculated based on the weighted average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a significant variation between the quarters. The difference in the first quarters was due to a large gain on sale of an investment recorded in March 2007, partially offset by higher stock-based compensation and the consolidation of Zincore in the first quarter of 2007. The variation between the fourth quarters is mainly due to the write-down of the Boka Project and other mineral properties in 2007, and a large gain on dilution of the Company's investment in Zincore in 2006. In the third quarter the variation was primarily due to larger mineral property write-offs, foreign exchange losses, and legal fees. The difference in the second quarters was primarily the result of a large loss on the sale of a subsidiary and the write-off of costs relating to various non-core projects in Peru in 2008.

Southwestern Resources Corp. 7

SOUTHWESTERN RESOURCES CORP. An Exploration Stage Company

Financial Condition, Liquidity and Capital Resources

Southwestern is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company does not hold any asset-backed commercial paper. The Company has no long-term debt and working capital as at June 30, 2008 was $22.1 million. Working capital comprises of current assets less current liabilities. The large increase in working capital during the second quarter was primarily the result of the sale of the subsidiary company which held a 90% interest in the Boka Project.

The Company used net cash of $3.1 million and $5.7 million on operating activities during the three and six month periods ended June 30, 2008, respectively, compared with $2.9 million and $4.9 million during the corresponding periods in 2007. The increase in 2008 relates to increased reconnaissance work in Peru, higher salaries as a result of retention bonuses paid and increased legal and consulting fees relating to the ongoing litigation.

The Company generated cash of $8.3 million and $9.0 million on investing activities during the three and six month periods ended June 30, 2008, respectively, compared with net cash used in investing activities of $19.0 million and $17.0 million during the same periods in 2007. The cash increases in 2008 were the result of the $9.4 million received for the sale of the subsidiary company which held a 90% interest in the Boka Project. As well, there was a large decrease in exploration expenditures in 2008 as a result of the sale of the Boka Project, and a large cash reduction in 2007 resulting from the removal of Zincore from the consolidated financial statements.

The Company expended $1.1 million and $1.6 million on mineral properties and related deferred costs in Peru and China during the three and six month periods ended June 30, 2008. This is compared to $4.1 million and $8.7 million during the same periods in 2007. The majority of these expenditures were incurred on the Liam Project in Peru in 2008, and on the Boka Project in China and the Liam Project in 2007. As well, during the first quarter of 2007 Zincore’s expenditures on the Accha-Yanque Project in Peru were also included. The Company has spent approximately $745,000 on the Liam Project and as well as approximately $600,000 on various other projects in Peru during 2008. The Company also received proceeds of approximately $1.2 million from the sale of Northern Superior shares in 2008 compared to the receipt of $5.2 million dollars in 2007 following the sale of Lake Shore and Zincore shares.

During the year ended December 31, 2007, the Company purchased 930,600 of its own common shares for costs totalling $7,213,705 pursuant to its normal course issuer bid. During the six month period ended June 30, 2007, 717,600 of these common shares, as well as 41,200 common shares purchased in 2006, were cancelled and resulted in a loss of $3,072,876 being recorded as a charge to deficit.

The Company measures assets classified as available-for-sale at fair value and includes resulting unrealized gains and losses on a Consolidated Statement of Comprehensive Loss. Totals of $642,000 and $1,865,000 were recorded as unrealized losses on available-for-sale investments for the three and six month periods ended June 30, 2008, respectively. This is compared to unrealized losses of $1,475,000 and $324,000 for the same periods in 2007. The accumulated other comprehensive loss of $1.0 million reported on the consolidated balance sheet includes a realized gain of $97,000 relating to the sale of Northern Superior common shares and an unrealized loss of $1.9 million as noted above.

The Company has commitments totalling $847,000 over five years (2008 - $188,000; 2009 - $377,000; 2010 - $282,000) pertaining to leasehold obligations of Southwestern. As well, the Company has employee retention bonus obligations totalling $384,000 in 2008. The retention bonuses are intended to help maintain the integrity of the business and the continuity of management and employees given the issues and challenges facing the Company resulting from the Boka Project. The Company is named as a defendant in several class action lawsuits filed by certain shareholders of the Company. As well, the Company has launched an action of its own against its former President. The outcome of these legal actions as well as the significant legal costs associated with them could materially affect the Company’s future liquidity. See "General" on page 3 and "Risks and Uncertainties" on page 10.

In management’s view the Company has sufficient working capital in the near term to fund planned exploration work, ongoing operating expenditures, and ongoing litigation. The Company is dependent on equity capital to fund exploration and development of its mineral properties over the longer term. Actual funding requirements may vary from those planned due to a number of factors, including the timing and progress of exploration activities and the status of its ongoing litigation. Management may seek joint venture partners, where appropriate, in order to minimize the dependence on equity capital.

Outstanding Share Capital

As at August 5, 2008 there were 44,923,000 common shares issued and outstanding and 3,301,000 stock options outstanding, of which 842,000 are currently exercisable:

8 Southwestern Resources Corp.

		SOUTHWESTERN RESOURCES CORP. An Exploration Stage Company

Exercise Price	Options Outstanding	Options Exercisable
	(000’s)	(000’s)
$0.50	20	-
$0.65	3,281	842
	3,301	842

Off-Balance Sheet Arrangements The Company does not utilize off-balance sheet transactions. Related Party Transactions

During the three and six month periods ended June 30, 2008 and 2007, the Company paid remuneration to directors and to companies controlled by officers who are also directors. The Company received management fees, which are recorded as other income from Northern Superior and Zincore for the three and six month periods in 2008 and from Northern Superior, Zincore and Lake Shore for the three and six month periods in 2007. These are companies which are, or were, related by way of common directors and/or by way of a management services agreement. In May 2008, the administrative services agreement with Northern Superior was terminated. Amounts paid and received during the three and six month periods ended June 30, 2008 and 2007 were as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
(in thousands)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
REMUNERATION PAID TO OFFICERS / DIRECTORS	$143	$398	$327	$530
MANAGEMENT FEES RECEIVED	$68	$90	$142	$110

There was also an amount of $648 (December 31, 2007 - $39,752) due to Southwestern from the above mentioned companies and an amount of $4,929 (December 31, 2007 - $nil) due to the above mentioned companies at June 30, 2008 for miscellaneous services provided outside of the scope of the management services agreements. All related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, exploration advances and other receivables, investments, accounts payable and accrued charges. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Changes in Accounting Policies

Effective as at January 1, 2008, the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. See Notes 12 and 13 of the Interim Unaudited Notes to the Consolidated Financial Statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Southwestern Resources Corp. 9

SOUTHWESTERN RESOURCES CORP. An Exploration Stage Company

Corporate Governance

The Company's Board of Directors substantially follow the recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The current Board of Directors is comprised of four individuals, three of whom are neither officers nor employees of the Company and are unrelated in that they are independent of management. The Audit Committee is comprised of three directors who are independent of management. Two of the three Audit Committee members are chartered accountants in Canada.

The Audit Committee fulfills its role of ensuring the integrity of reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

Controls and Procedures

As required by Multilateral Instrument 52-109, management is responsible for the design, establishment and maintenance of disclosure controls and procedures over the public disclosure of financial and non-financial information regarding the Company, and internal control over financial reporting to provide reasonable assurance regarding the integrity of the Company's financial information and reliability of its financial reporting. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has a Disclosure and Stock Trading Policy and a Disclosure Committee in place to mitigate risks associated with the disclosure of inaccurate or incomplete information. In 2007, the Company, with the assistance of an independent consulting company, undertook the task of evaluating the effectiveness of internal controls over financial reporting and disclosure controls and procedures in order to comply with certification requirements of Sections 404 and 302 of the Sarbanes-Oxley Act of 2002. The Company’s management concluded that the Company’s internal controls over financial reporting as at December 31, 2007 were effective as of such date and the related audited consolidated financial statements included an attestation report of the Company’s independent registered chartered accountants regarding internal control over financial reporting.

The Company's management, with the participation and under the supervision of its Chief Executive Officer and Chief Financial Officer, have designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. Internal control over financial reporting has been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting.

The Company's management believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company's internal controls over financial reporting during the six month period ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Risks and Uncertainties

The Company is named as a defendant in several class action lawsuits filed by certain shareholders of the Company. The Company cannot assure that it will succeed in defending any claims, that judgments will not be entered against it with respect to any litigation or that reserves the Company may set aside will be adequate to cover any such judgments. If any of these actions or proceedings against the Company are successful, it may be subject to significant damage awards. The Company is incurring significant legal fees defending these lawsuits. Additionally, the defense of these claims could divert the attention of the Company's management and other personnel for significant periods of time.

As a result of the Company withdrawing all its previously announced results for the Boka Project, the Company has been the subject of continuing negative publicity. This negative publicity may have an effect on the terms under which some joint venture partners will be willing to do business with the Company and could affect its financial performance or financial condition. The Company also believes that many of its employees are operating under stressful conditions, which reduce morale and could lead to increased employee turnover. Continuing negative publicity could have a material adverse effect on the Company's business, the market price of its publicly traded shares, and its ability to raise capital.

The Company's other "risks" are detailed in the Company's filings with Canadian Securities Administrators.

10 Southwestern Resources Corp.

SOUTHWESTERN RESOURCES CORP. An Exploration Stage Company

Outlook

The Company's business philosophy has been to focus exploration efforts on areas with world class potential, and to leverage management's knowledge and technical expertise through joint venture agreements with major mining companies. Southwestern has been able to develop highly prospective exploration projects in emerging countries. The Company will continue to focus the majority of its exploration activities in Peru and China and to seek opportunities to form additional joint ventures in order to reduce shareholder risk. With its current treasury the Company currently intends to continue its proposed exploration programs. See “Risks and Uncertainties”.

Additional Information

Additional information is provided in the Company's unaudited interim consolidated financial statements for the period ended June 30, 2008, the audited consolidated financial statements for the year ended December 31, 2007 and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

Southwestern Resources Corp. 11

SOUTHWESTERN RESOURCES CORP.

SOUTHWESTERN RESOURCES CORP.

An Exploration Stage Company

Consolidated Balance Sheets

(Unaudited)
($ in thousands)	As at	As at
	June 30, 2008	December 31, 2007
ASSETS
CURRENT
CASH AND CASH EQUIVALENTS	$22,973	$19,680
PREPAIDS, ADVANCES AND OTHER RECEIVABLES	129	394
	23,102	20,074

EXPLORATION ADVANCES AND OTHER RECEIVABLES	311	780
PROPERTY, PLANT AND EQUIPMENT (NOTE 4)	613	913
MINERAL PROPERTIES (NOTE 5)	12,401	22,029
INVESTMENTS (NOTE 6)	10,520	14,711
	$46,947	$58,507
LIABILITIES
CURRENT
ACCOUNTS PAYABLE AND ACCRUED CHARGES	$996	$1,577

SHAREHOLDERS' EQUITY
SHARE CAPITAL (NOTE 7B)	175,769	175,769
CONTRIBUTED SURPLUS (NOTE 7E)	29,158	28,638
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME (NOTE 7F)	(1,004)	958
DEFICIT	(157,972)	(148,435)
	45,951	56,930
	$46,947	$58,507
NATURE AND CONTINUANCE OF OPERATIONS AND CONTINGENCIES (NOTE 1)

See accompanying notes to consolidated financial statements

Southwestern Resources Corp. | 2008 2nd Quarter 3

SOUTHWESTERN RESOURCES CORP.

An Exploration Stage Company

Consolidated Statements of Loss and Deficit

($ in thousands)

EXPENSES

GENERAL AND ADMINISTRATIVE (NOTE 10, 7D)

AMORTIZATION

FOREIGN EXCHANGE LOSS (GAIN)

GENERAL EXPLORATION (NOTE 7D)

MINERAL PROPERTY COSTS WRITTEN OFF (NOTE 5)

LOSS BEFORE UNDERNOTED ITEMS

INTEREST AND OTHER INCOME

GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES (NOTE 6) LOSS ON SALE OF SUBSIDIARY (NOTE 11) GAIN (LOSS) ON SALE OF INVESTMENT (NOTE 6) GAIN ON DISPOSITION OF PROPERTY, PLANT AND EQUIPMENT EQUITY IN OPERATIONS OF AFFILIATED COMPANIES (NOTE 6) NET LOSS BEFORE NON-CONTROLLING INTEREST

NON-CONTROLLING INTEREST

NET LOSS FOR THE PERIOD

DEFICIT AT BEGINNING OF PERIOD

LOSS ON REPURCHASE AND

CANCELLATION OF OWN SHARES (NOTE 7B)

DEFICIT AT END OF PERIOD

LOSS PER SHARE – BASIC AND FULLY DILUTED

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

(Unaudited)
Three months ended	Three months ended	Six months ended	Six months ended
June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

$1,734	$2,244	$3,472	$5,099
14	11	30	23
69	1,088	(99)	1,192
1,669	1,346	3,408	3,795
991	153	991	153
(4,477)	(4,842)	(7,802)	(10,262)
179	429	393	1,065
–	637	–	637
(1,032)	–	(1,032)	–
–	212	(230)	3,558
–	–	11	–
(457)	(426)	(877)	(485)
(5,787)	(3,990)	(9,537)	(5,487)
–	–	–	434
(5,787)	(3,990)	(9,537)	(5,053)
(152,185)	(98,569)	(148,435)	(95,703)
–	(1,270)	–	(3,073)
$(157,972)	$(103,829)	$(157,972)	$(103,829)
$(0.13)	$(0.09)	$(0.21)	$(0.11)
44,922,936	45,080,458	44,922,936	45,365,553

Consolidated Statements of Comprehensive Loss
(Unaudited)
	Three months ended	Three months ended	Six months ended	Six months ended
($ in thousands)
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

NET LOSS FOR THE PERIOD	$(5,787)	$(3,990)	$(9,537)	$(5,053)

OTHER COMPREHENSIVE LOSS:
UNREALIZED LOSS ON AVAILABLE-FOR-SALE	(642)	(1,475)	(1,865)	(324)
INVESTMENTS (NOTE 7F)

COMPREHENSIVE LOSS FOR THE PERIOD	$(6,429)	$(5,465)	$(11,402)	$(5,377)

See accompanying notes to consolidated financial statements

4 Southwestern Resources Corp. | 2008 2nd Quarter

SOUTHWESTERN RESOURCES CORP.		An Exploration Stage Company

Consolidated Statements
of Cash Flows
(Unaudited)

	Three months ended	Three months ended	Six months ended	Six months ended
($ in thousands)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
OPERATING ACTIVITIES
NET LOSS FOR THE PERIOD	$(5,787)	$(3,990)	$(9,537)	$(5,053)
ITEMS NOT INVOLVING CASH
AMORTIZATION	14	11	30	23
STOCK-BASED COMPENSATION	170	1,125	415	3,878
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES	–	(637)	–	(637)
NON-CONTROLLING INTEREST	–	–	–	(434)
GAIN ON DISPOSITION OF PROPERTY, PLANT AND EQUIPMENT	–	–	(11)	–
LOSS ON SALE OF SUBSIDIARY	1,032	–	1,032	–
(GAIN) LOSS ON SALE OF INVESTMENTS	–	(212)	230	(3,558)
MINERAL PROPERTY COSTS WRITTEN OFF	991	153	991	153
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES	457	426	877	485
	(3,123)	(3,124)	(5,973)	(5,143)
CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS:
DECREASE (INCREASE) IN PREPAIDS, ADVANCES AND OTHER	19	(130)	265	(28)
RECEIVABLES
(DECREASE) INCREASE IN ACCOUNTS PAYABLE AND	(35)	338	(31)	319
ACCRUED CHARGES
CASH USED IN OPERATING ACTIVITIES	(3,139)	(2,916)	(5,739)	(4,852)

INVESTING ACTIVITIES
CASH REDUCTION ON COMMENCEMENT OF EQUITY ACCOUNTING	–	(15,378)	–	(15,378)
MINERAL PROPERTY EXPENDITURES	(1,144)	(4,137)	(1,571)	(8,739)
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	(18)	(71)	(40)	(184)
DECREASE IN SHORT-TERM INVESTMENTS	–	268	–	2,593
INCREASE IN INVESTMENTS	–	–	–	(517)
PROCEEDS ON SALE OF SUBSIDIARY	9,415	–	9,415	–
SALE OF INVESTMENTS	–	348	1,228	5,209
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	8,253	(18,970)	9,032	(17,016)

FINANCING ACTIVITY
SHARES PURCHASED	–	(2,246)	–	(7,214)
CASH USED IN FINANCING ACTIVITY	–	(2,246)	–	(7,214)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING	5,114	(24,132)	3,293	(29,082)
THE PERIOD
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	17,859	52,738	19,680	57,688

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$22,973	$28,606	$22,973	$28,606

CASH AND CASH EQUIVALENTS CONSIST OF:
CASH	$11,266	$26,103	$11,266	$26,103
SHORT – TERM INVESTMENTS	11,707	2,503	11,707	2,503
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$22,973	$28,606	$22,973	$28,606

See accompanying notes to consolidated financial statements
			Southwestern Resources Corp. | 2008 2nd Quarter		5

SOUTHWESTERN RESOURCES CORP. An Exploration Stage Company

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2008 and 2007

(All tabular amounts are in thousands of Canadian dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS AND CONTINGENCIES

Southwestern Resources Corp. (“Southwestern” or the “Company”) is an exploration stage company engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially those with the potential to host gold, silver, and base metals, primarily in Peru and China. Operations are conducted either directly or through agreements with third parties. The Company has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized as mineral properties is dependent upon the discovery of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and attainment of future profitable production from the properties or proceeds from disposition.

The Company and John Paterson, the former CEO and President of the Company, have been named in three class-action lawsuits in British Columbia, Ontario and Quebec where the plaintiffs allege that the Company and Paterson negligently or recklessly misrepresented the quantity of gold in its drill samples taken from the Boka Project. The Company intends to vigorously defend itself against such claims. The consolidated financial statements as at June 30, 2008 do not include any provision for liability that may be necessary should the Company be unsuccessful in defending such claims as the amount of the potential liability is not determinable as of the date of these financial statements.

In August 2007, the Company announced that it had commenced legal action in the Supreme Court of British Columbia against John Paterson, and certain affiliated companies, for, among other things, fraud, breach of fiduciary, statutory and contractual duties and insider trading. The Company is seeking to recover all damages and losses caused to the Company.

The Company’s continuing operations are dependent upon its ability to either secure additional equity capital or generate cash flow from operations in the future, which is not assured. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary, should the Company be unable to secure additional equity capital or generate cash from operations in the future.

2. BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2007, except as disclosed in note 3. These financial statements should be read in conjunction with those annual financial statements and notes thereto. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the three and six month periods ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

3. CHANGES IN ACCOUNTING POLICIES

Effective as of January 1, 2008 the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments –Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by Section 1535 in note 12 of these interim consolidated financial statements.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by Sections 3862 and 3863 in note 13 of these interim consolidated financial statements.

6 Southwestern Resources Corp. | 2008 2nd Quarter

					SOUTHWESTERN RESOURCES CORP. An Exploration Stage Company

4	.	PROPERTY, PLANT AND EQUIPMENT

					As at June 30, 2008
			Cost	Accumulated	Net Book Value
				Amortization
		OFFICE AND OTHER EQUIPMENT	$820	$645	$175
		COMPUTER EQUIPMENT	1,007	796	211
		VEHICLES	670	443	227
			$2,497	$1,884	$613

					As at December 31, 2007
			Cost	Accumulated	Net Book Value
				Amortization
		OFFICE AND OTHER EQUIPMENT	$1,013	$675	$338
		COMPUTER EQUIPMENT	1,094	793	301
		VEHICLES	803	529	274
			$2,910	$1,997	$913

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $80,142 (June 30, 2007 - $103,603) during the six month period ended June 30, 2008.

5	.	MINERAL PROPERTIES

				June 30, 2008	December 31, 2007
			PERU
			LIAM	$8,278	$7,533
			BAMBAS COPPER	1,358	1,224
			ANTAY	1,013	708
			PACAPAUSA	279	272
			OTHER	1,473	2,292
			TOTAL PERU	12,401	12,029
			CHINA
			BOKA	–	10,000
			TOTAL CHINA	–	10,000
			TOTAL	$12,401	$22,029

For the period ended June 30, 2008 the significant expenditures were as follows:

	Liam	Boka	Other	Total
BALANCE, BEGINNING OF PERIOD	$7,533	$10,000	$4,496	$22,029
PROPERTY ACQUISITION, AND MAINTENANCE	339	–	238	577
ANALYTICAL	15	–	11	26
GEOPHYSICS	–	–	8	8
GEOLOGY	345	–	175	520
DRILLING	35	–	8	43
RESEARCH	5	–	27	32
PROJECT ADMINISTRATION	6	–	151	157
PROPERTY COSTS WRITTEN OFF	–	–	(991)	(991)
SALE OF SUBSIDIARY (NOTE 11)	–	(10,000)	–	(10,000)
BALANCE, END OF PERIOD	$8,278	$–	$4,123	$12,401

For the year ended December 31, 2007, the significant expenditures were as follows:

	Liam	Boka	Accha-Yanque	Other	Total
BALANCE, BEGINNING OF YEAR	$5,138	$35,967	$3,108	$6,342	$50,555
PROPERTY ACQUISITION AND MAINTENANCE	221	276	1	229	727
ANALYTICAL	45	350	55	50	500
GEOPHYSICS	55	–	–	99	154
GEOLOGY	1,168	3,654	666	206	5,694
DRILLING	837	3,154	981	307	5,279
RESEARCH	36	44	15	15	110
PROJECT ADMINISTRATION	33	384	132	196	745
PROPERTY COSTS WRITTEN OFF	–	(33,829)	–	(2,132)	(35,961)
DECONSOLIDATION OF ZINCORE METALS INC.	–	–	(4,958)	(816)	(5,774)
BALANCE, END OF YEAR	$7,533	$10,000	$–	$4,496	$22,029

Southwestern Resources Corp. | 2008 2nd Quarter 7

SOUTHWESTERN RESOURCES CORP. An Exploration Stage Company

On May 16, 2008, the Company sold all of the shares of its wholly owned subsidiary that held a 90% interest in the Boka Project to Hong Kong East China Non-Ferrous International Mineral Development Co., Limited. In consideration for the shares, the Company received net proceeds of approximately U.S. $9.4 million and a 2.7% net smelter return royalty on gold production in excess of 6.5 tonnes (see note 11).

During the six month period ended June 30, 2008, the Company wrote-off costs relating to various non-core projects in Peru totaling $991,000 of which approximately $650,000 related to the write-down of certain non-core Peruvian projects sold to Maxy in July 2008 to reflect their net realizable value (see note 14).

6	.	INVESTMENTS

					June 30, 2008
			Ownership %	Carrying Value	Quoted Market
					Value
		ZINCORE METALS INC. – SIGNIFICANTLY INFLUENCED AFFILIATE	48.2	$9,086	$8,382
		OTHER INVESTMENTS	–	1,434	1,434
				$10,520	$9,816
					December 31, 2007
			Ownership %	Carrying Value	Quoted Market
					Value
		ZINCORE METALS INC. - SIGNIFICANTLY INFLUENCED AFFILIATE	48.2	$9,858	$15,049
		OTHER INVESTMENTS	–	4,853	4,853
				$14,711	$19,902

In February 2008, the Company sold 4,089,378 common shares of Northern Superior Resources Inc. (formerly Superior Diamonds Inc.) (“Northern Superior”) for net proceeds of $1,228,000 resulting in a loss of $230,000. As a result of this transaction, the Company’s equity interest in Northern Superior was reduced to 6.5% from 12.9% .

During the six month period ended June 30, 2007, the Company purchased 1,361,000 common shares of Northern Superior at a cost of $517,000. Due to the Company and Northern Superior no longer having a director and president in common as at July 1, 2007, the Company no longer accounts for its investment in Northern Superior using the equity method as it has determined that it no longer has significant influence. The Company now classifies its investment in Northern Superior as available-for-sale and records the changes in market price in comprehensive loss. During the same period, the Company sold 500,000 common shares of Zincore Metals Inc. (“Zincore”) for gross proceeds of $350,000 and recorded a gain of $212,000. As a result of the reduction of the Company’s interest and resulting loss of control, the assets and liabilities of Zincore were no longer consolidated in the Company’s balance sheet effective April 1, 2007. As well, the Company sold all of its common shares of Lake Shore Gold Corp. (“Lake Shore”) and recorded a gain of $3,346,000.

	For the three months ended June 30, 2008		For the three months ended June 30, 2007
	Gain on shares issued by	Equity in operations of	Gain on shares issued by	Equity in operations of
	affiliated companies (I)	affiliated companies (II)	affiliated companies (I)	affiliated companies (II)

NORTHERN SUPERIOR RESOURCES INC.	$–	$–	$576	$(28)
ZINCORE METALS INC.	–	(457)	61	(398)
	$–	$(457)	$637	$(426)

	For the six months ended June 30, 2008		For the six months ended June 30, 2007
	Gain on shares issued by	Equity in operations of	Gain on shares issued by	Equity in operations of
	affiliated companies (I)	affiliated companies (II)	affiliated companies (I)	affiliated companies (II)

NORTHERN SUPERIOR RESOURCES INC.	$–	$–	$576	$(87)
ZINCORE METALS INC.	–	(877)	61	(398)
	$–	$(877)	$637	$(485)

I.	Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company.

The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.

II.	Equity in operations of affiliated companies represents the Company’s share of the net gains or losses for the reporting period in a significantly influenced company.

8 Southwestern Resources Corp. | 2008 2nd Quarter

					SOUTHWESTERN RESOURCES CORP. An Exploration Stage Company

7 .	SHARE CAPITAL

A)	Authorized Share Capital

Unlimited common shares without par value.

B)	Issued and Outstanding During the Period:

					For the six months ended June 30, 2008
	Number of Shares	Amount	Treasury Shares	Amount	Number of Shares	Amount
	Issued (000’s)		(000’s)		Outstanding (000’s)

BEGINNING OF PERIOD	44,923	$175,769	–	$–	44,923	$175,769
END OF PERIOD	44,923	$175,769	–	$–	44,923	$175,769

					For the year ended December 31, 2007
	Number of Shares	Amount	Treasury Shares	Amount	Number of Shares	Amount
	Issued (000’s)		(000’s)		Outstanding (000’s)

BEGINNING OF YEAR	45,895	$179,571	41	$332	45,854	$179,239
SHARES PURCHASED	–	–	931	7,214	(931)	(7,214)
CANCELLED SHARES	(972)	(3,802)	(972)	(7,546)	–	3,744
END OF YEAR	44,923	$175,769	–	$–	44,923	$175,769

During the year ended December 31, 2007, the Company purchased 930,600 of its own common shares for costs totalling $7,213,705 pursuant to its normal course issuer bid. During the six month period ended June 30, 2007, 717,600 of these common shares, as well as 41,200 common shares purchased in 2006, were cancelled and resulted in a loss of $3,072,876 being recorded as a charge to deficit.

C) Stock Options

Under the Company’s stock option plan there were 3,387,000 options outstanding, of which 842,000 were exercisable at June 30, 2008. The stock options outstanding have exercise prices of $0.50 to $0.65. The options may be exercisable for a period of up to five years and the exercise price cannot be less than the closing price on the Toronto Stock Exchange on the trading day immediately preceding the grant of the option. The Board of Directors determines the time during which any option may vest.

		For the six months ended June 30, 2008		For the year ended December 31, 2007
		Number of Options	Weighted Average	Number of Options	Weighted Average
		(in thousands)	Exercise Price	(in thousands)	Exercise Price

	OUTSTANDING AT BEGINNING OF PERIOD	3,617	$0.65	4,088	$13.19
	GRANTED	20	$0.50	4,863	$2.52
	CANCELLED	(250)	$0.65	(5,334)	$11.96
	OUTSTANDING AT END OF PERIOD	3,387	$0.65	3,617	$0.65
	EXERCISABLE AT END OF PERIOD	842	$0.65	–	$–

D)	Stock-Based Compensation

As a result of stock options vesting and the amortization of previous grants during the three and six month periods ended June 30, 2008 and 2007, the Company recognized stock-based compensation expense and included this amount in contributed surplus as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
OFFICE SALARIES	$80	$297	$179	$767
CONSULTING FEES	41	477	90	1,183
GENERAL EXPLORATION	49	351	146	1,592
ZINCORE	–	–	–	336
TOTAL	$170	$1,125	$415	$3,878

The stock-based compensation value was determined using the Black-Scholes option pricing model. For the six month periods ending June 30, 2008 and 2007, a weighted-average grant-date fair value of $0.26 (June 30, 2007 - $3.37) for each option grant was estimated using the following weighted-average assumptions: no dividends are to be paid; volatility of 70% (June 30, 2007 – 53%); risk free interest rate of 3.0% (June 30, 2007 – 4.0%); and expected life of 3.5 years (June 30, 2007 – 3.4 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

Southwestern Resources Corp. | 2008 2nd Quarter 9

SOUTHWESTERN RESOURCES CORP. An Exploration Stage Company

E)	Contributed Surplus
		Six months ended	Year Ended
		June 30, 2008	December 31, 2007
	BALANCE, BEGINNING OF PERIOD	$28,638	$23,590
	STOCK-BASED COMPENSATION	415	4,917
	STOCK OPTIONS GRANTED BY SUBSIDIARY	–	169
	NON-CONTROLLING INTEREST PORTION OF STOCK-BASED COMPENSATION	–	(336)
	STOCK-BASED COMPENSATION OF SIGNIFICANTLY INFLUENCED AFFILIATE	105	298
	BALANCE, END OF PERIOD	$29,158	$28,638

F)	Accumulated Other Comprehensive (Loss) Income
		Six Months Ended	Year Ended
		June 30, 2008	December 31, 2007
	BALANCE, BEGINNING OF PERIOD	$958	$–
	ADJUSTMENT FOR CUMULATIVE UNREALIZED GAINS ON AVAILABLE-FOR-SALE
	INVESTMENTS AT TRANSITION DATE ON JANUARY 1, 2007	–	3,428
	REALIZED GAIN ON SALE OF AVAILABLE-FOR-SALE INVESTMENT	(97)	(1,605)
	UNREALIZED LOSS ON AVAILABLE-FOR-SALE INVESTMENTS	(1,865)	(865)
	BALANCE, END OF PERIOD	$(1,004)	$958

8. RELATED PARTY TRANSACTIONS

During the three and six month periods ended June 30, 2008 and 2007, the Company paid remuneration to directors and to companies controlled by officers who are also directors. The Company received management fees, which are recorded as other income from Northern Superior and Zincore Metals Inc. (“Zincore”) for the three and six month periods in 2008 and from Northern Superior, Zincore and Lake Shore for the three and six month periods in 2007. These are companies which are, or were, related by way of common directors and/or by way of a management services agreement. In May 2008, the administrative services agreement with Northern Superior was terminated. Amounts paid and received during the three and six month periods ended June 30, 2008 and 2007 were as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
REMUNERATION PAID TO OFFICERS / DIRECTORS	$143	$398	$327	$530
MANAGEMENT FEES RECEIVED	$68	$90	$142	$110

There was also an amount of $648 (December 31, 2007 - $39,752) due to Southwestern from the above mentioned companies and an amount of $4,929 (December 31, 2007 - $nil) due to the above mentioned companies at June 30, 2008 for miscellaneous services provided outside of the scope of the management services agreements. All related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

9. SEGMENTED INFORMATION

Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties.

Geographic Information

The Company’s only sources of revenue for the six month period ended June 30, 2008 arose from interest earned on corporate cash reserves and management fees. The Company has non-current assets in the following geographic locations:

	June 30, 2008	December 31, 2007
PERU	$12,832	$12,418
CANADA	10,949	15,159
CHINA	64	10,856
	$23,845	$38,433

10 Southwestern Resources Corp. | 2008 2nd Quarter

					SOUTHWESTERN RESOURCES CORP. An Exploration Stage Company

10	.	GENERAL AND ADMINISTRATIVE

			Three months ended	Three months ended	Six months ended	Six months ended
			June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
		CONSULTING	$216	$1,029	$540	$2,256
		SHAREHOLDER INFORMATION	77	172	153	422
		OFFICE	189	218	376	625
		LEGAL AND ACCOUNTING	662	145	1,198	265
		TRAVEL	131	118	212	162
		SALARIES AND BENEFITS	459	562	993	1,369
		TOTAL	$1,734	$2,244	$3,472	$5,099

11. SALE OF SUBSIDIARY

On May 16, 2008, the Company sold all of the shares of its wholly owned subsidiary which held a 90% interest in the Boka Project to Hong Kong East China Non-Ferrous International Mineral Development Co., Limited. In consideration for the shares, the Company received net proceeds of approximately U.S. $9.4 million and a 2.7% net smelter return royalty on gold production in excess of 6.5 tonnes. As a result of this transaction, the Company recorded a loss of $1,032,000. The net assets disposed of are as follows:

NET CURRENT ASSETS	$206,000
PROPERTY, PLANT AND EQUIPMENT	241,000
MINERAL PROPERTY	10,000,000
NET ASSETS	10,447,000
PROCEEDS OF DISPOSITION	9,415,000
LOSS ON SALE	$(1,032,000)

As at December 31, 2007, the same net assets included in the consolidated balance sheets consisted of:

NET CURRENT ASSETS	$1,859,000
PROPERTY, PLANT AND EQUIPMENT	268,000
MINERAL PROPERTY	10,000,000
NET ASSETS	$12,127,000

12. MANAGEMENT OF CAPITAL RISK

The Company’s capital consists of its cash, cash equivalents, advances and other receivables. The Company manages its capital to effectively fund its budgeted exploration and development expenditures and corporate costs with its primary objective of maintaining adequate liquidity within the Company to continue as a going concern. To effectively manage its resources and minimize risk the Company funds activities in its operating subsidiaries through a monthly cash call process that is based on budgets and reviewed quarterly. The Company is not subject to any externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products.

13. MANAGEMENT OF FINANCIAL RISK

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of an unexpected loss if a party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is limited to exploration advances and other receivables. The Company’s cash assets are held in demand accounts in Canada, Bermuda, Mauritius, China and Peru. The Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

Southwestern Resources Corp. | 2008 2nd Quarter 11

SOUTHWESTERN RESOURCES CORP. An Exploration Stage Company

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that there is sufficient working capital to fund near term planned exploration work and ongoing operating expenditures.

The consolidated financial statements as at June 30, 2008 do not include any provision for liability that may be necessary should the Company be unsuccessful in defending itself against the claims relating to the Boka Project. As at the date of these financial statements, the potential liability is not determinable. The outcome of the litigations may have a significant adverse impact on the Company’s liquidity.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net earnings due to currency fluctuations include: U.S. dollar denominated cash and cash equivalents, exploration advances and other receivables and accounts payable and accrued charges. The Company held certain financial instruments in Peruvian Soles and Chinese Renminbi. However, due to the insignificant balances, the Company is exposed to minimal risk in those currencies. The sensitivity of the Company’s net loss from these financial instruments due to changes in the exchange rate between the Canadian dollar and the United States dollar given a 10% increase/decrease in the Canadian dollar, assuming that all other variables remain constant, is approximately a $452,000 increase/decrease in the Company’s net loss.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to short term interest rates through the interest earned on cash balances. A 1% change in short term rates would change the interest income and net loss of the Company, assuming that all other variables remain constant, by approximately $115,000 over the remaining two quarters of 2008.

Other Price Risks

Other price risks include the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than interest rate risk or currency risk). The Company is exposed to equity price risk arising from equity investments which are held for strategic investing purposes and are classified as available-for-sale. The sensitivity analyses below have been determined based on the exposure to equity price risks at the reporting date.

If equity prices had been 5% higher or lower:

  net (loss) earnings for the quarter would not have been affected as the equity investments are classified as available-for-sale.
  other comprehensive (loss) income would have increased/decreased by $72,000 for the Company as a result of changes in the fair value of available-for-sale shares.

The Company’s sensitivity to equity prices has not changed significantly from the prior year. The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market closing prices at the balance sheet date.

14. SUBSEQUENT EVENT

In July 2008, the Company completed an agreement whereby it sold fifteen gold and base metal mineral exploration properties covering a total of 135,369 hectares in Peru to Maxy Gold Corp. (“Maxy”). The carrying value of these properties as at June 30, 2008 is approximately $250,000 (see note 5). Under the terms of the agreement, Maxy issued one million common shares for a total value of $210,000 to Southwestern and paid $200,000 in cash, of which approximately $160,000 was paid directly by Maxy to the Peruvian government on behalf of the Company for annual mineral concession fees. Southwestern retains a 2% net smelter royalty payable on any commercial production from two of the properties sold (Chocos and Condoroma). With the receipt of the shares, Southwestern’s holdings of Maxy increased to 3,909,600 common shares, or 11.3% of Maxy’s issued share capital.

12 Southwestern Resources Corp. | 2008 2nd Quarter